Exhibit 99.1

PERDIGÃO S. A.

CNPJ 01.838.723/0001-27

Public Company

SUMMARY OF THE MINUTES OF THE 3rd/2006

ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: March 23, 2006, at 11:00 a.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Absolute Majority of the Members. ON MOTION: Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Authorization to extend on aval to a Controlled Company: The Board authorized the extension of an aval to the wholly-owned subsidiary Perdigão Agroindustrial S.A upon contracting a financing with Banco Nacional de Desenvolvimento Economico e Social – BNDES for the Araguaia Project at Mineiros - GO, in a total amount of R$ 170,096,000,00 (one hundred seventy million and ninety-six hundreds of Reais) approved by the Executive Board of the Bank on 12.06.05 Decision Nr.1098/2005. 2) Other issues related to the Company. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Luís Carlos Fernandes Afonso; Jaime Hugo Patalano; Cláudio Salgueiro Garcia Munhoz; Francisco Françuy Venancio Braga. (I do hereby certify that the present is a summary of the original minute transcribed in the Book nº 1 of Ordinary and Extraordinary Minutes of the Meetings of the Board of Directors of the Company, at page 144).